U.S. SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                              FORM 12b-25

                                   SEC File Number:  0-11663
                                   CUSIP Number:  15882810

                      NOTIFICATION OF LATE FILING

                              (Check One):

[ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
[ ] Form N-SAR
For Period Ended: March 31, 1997

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_________________________________________________________________
   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registration Information


    Full name of Registrant:       Chancellor Corporation
    Former Name if Applicable:
    Address of Principal Executive Offices:  745 Atlantic Avenue
                                             Boston, MA 02111


Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Chancellor Corporation has been engaged in litigation with certain members of its former senior management group and directors. As a result of this litigation, significant time and resources has been extended by the current management team in order to move forward the litigation process against these individuals. Additionally, Chancellor Corporation is in the midst of an internally developed turn-around plan which will enable the company to stabilize, survive and grow. Again, significant time has been spent by the current management team in the execution of this plan. However, with such plans now fully in effect, management believes it will be able to file the required report on Form 10-Q for the period ended March 31, 1997 by no later than May 20, 1997.


Part IV - Other Information


    (1)  Name and telephone number of person to contact in regard
to this notification:  David Volpe   (617)728-8525

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ ] Yes    [X] No

          The Registrant has not yet filed its Annual Report on Form 10-K for the period ended December 31, 1996.

     (3) Is it anticipated that any significant change in results from operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ] Yes    [X] No

                               SIGNATURE

Chancellor Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CHANCELLOR CORPORATION



Date:  May 15, 1997              By:
                                      John J. Powell
                                      Chief Executive Officer